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                               October 12, 2023

       John North
       Chief Executive Officer
       Lazydays Holdings, Inc.
       4042 Park Oaks Blvd., Suite 350
       Tampa, Florida 33610

                                                        Re: Lazydays Holdings,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 12,
2023
                                                            File No. 333-274489

       Dear John North:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed October 12, 2023

       Cover Page

   1. We note you have revised the offering price for a share of common stock such that it is no longer a fixed price
and instead depends on the market price of your stock. We believe this has transformed
the offering into a primary at-the-market offering. Rule 415(a)(4)
                                                        defines the term
at-the-market offering    as an offering of equity securities into an
                                                        existing trading market
for outstanding shares of the same class at other than a fixed price. Further, Rule
415(a)(4) restricts primary at-the-market offerings to those issuers that fall within Rule
415(a)(1)(x), which, in turn, is limited to offerings registered on Form S-
                                                        3. Accordingly, please
either amend on to Form S-3 if you are eligible to do so or set a fixed price for the
common stock.
   2. Please revise to disclose the maximum number of securities to be registered in your offering instead of the
dollar amount. Refer to Item 501(b)(2) of Regulation S-K and
                                                        Securities Act Rules
Compliance and Disclosure Interpretations Question 227.02.
 John North
Lazydays Holdings, Inc.
October 12, 2023
Page 2

       Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.



FirstName LastNameJohn North                             Sincerely,
Comapany NameLazydays Holdings, Inc.
                                                         Division of
Corporation Finance
October 12, 2023 Page 2                                  Office of Trade &
Services
FirstName LastName